UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June, 2010

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

NOTICE OF HK SHARE STOCK DIVIDEND

CHINA MASS MEDIA CORP.

China Mass Media Corp. (the “Company”) is pleased to announce that on May 22, 2010, the board of directors of the Company declared a special dividend of 71,637,500 additional ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”) for the financial year ended December 31, 2009.  The board of directors proposed that the special dividend will be distributed as stock dividend, subject to the approval by an ordinary resolution of the shareholders of the Company at an extraordinary general meeting to be convened in due course.  Full details of the proposed stock dividend are set out below.

Each holder of the Company’s Ordinary Shares as of June 16, 2010 (the “Share Record Date”) will be entitled to receive One (1) Ordinary Share for every Ten (10) Ordinary Shares held as of the Share Record Date in the manner as described below.  No fractional shares will be issued by the Company.   In the event that a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number of Ordinary Shares.  The Company has applied for the listing of its Ordinary Shares (the “HK Shares”) on The Stock Exchange of Hong Kong  Limited (“Hong Kong Stock Exchange”).  There can be no assurances that the Company will be able to achieve a successful listing of the HK Shares on the Hong Kong Stock Exchange.

In the event the HK Shares are listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the special dividend will be payable at the election of each holder of the Ordinary Shares in the form of HK Shares of the Company listed exclusively on the Hong Kong Stock Exchange, or if such holder does not so elect to receive HK Shares, net cash proceeds from the sale of such HK Shares through the Hong Kong Stock Exchange.  All elections will be irrevocable.  Holders of the Company’s Ordinary Shares who do not timely elect to receive HK Shares will be deemed to have appointed the broker to be designated by the Company for such purpose in due course (the “HK Broker”) as its agent for the sale of the applicable HK Shares and will receive net proceeds from such sale through the Hong Kong Stock Exchange.  There can be no assurances that the HK Broker will be able to sell the HK Shares on the Hong Kong Stock Exchange in a timely manner or on commercially reasonable terms.

In the event the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the special dividend will be payable solely in the form of additional Ordinary Shares.  In such event, each holder of the Company’s Ordinary Shares as of the Share Record Date will be allotted and issued One (1) Ordinary Share for every Ten (10) Ordinary Shares held as of the Share Record Date, notwithstanding any prior election made by such holder.

In order to elect to receive HK Shares, holders of the Ordinary Shares will need to deliver a duly completed and signed HK Share Stock Dividend Election Form attached herewith to Sun Zhili, China Mass Media Corp., 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100140, People’s Republic of China.  The enclosed HK Share Stock Dividend Election Form shall be received by us no later than July 20, 2010.

Holders of American Depositary Shares representing Ordinary Shares at the close of business on the Share Record Date will receive the special dividend through the depositary.  Please refer to the materials delivered to you by the depositary for an explanation of how you may proceed to claim the distribution.

By Order of the Board of Directors,

/s/ Eric Wang Lam Cheung
Eric Wang Lam Cheung
Chief Financial Officer

HK Share Stock Dividend Election Form

China Mass Media Corp.

Attention:  __________________

China Mass Media Corp. (the “Company”)

Dear Sirs:

The undersigned, being a registered holder of Ordinary Shares of the Company as of June 16, 2010 (the “Share Record Date”) hereby acknowledges receipt of the Company’s Notice of HK Share Stock Dividend Election, dated June 21, 2010, and hereby irrevocably elects to receive the HK Shares to be distributed by the Company in Hong Kong (the “HK Share Dividend Election”).

For purposes of the HK Share Dividend Election, the undersigned irrevocably instructs the Company to make the requisite arrangements for the delivery of all applicable HK Shares to the following brokerage or custodian account in Hong Kong:

Broker/Custodian Name                                   ________________________________________________
BIC Code                                                          ________________________________________________
Account No. at Broker/Custodian                     ________________________________________________
Contact Name of Broker/Custodian                  ________________________________________________
Contact Number of Broker/Custodian              ________________________________________________
Contact E-Mail of Broker/Custodian                ________________________________________________
Account Number of Beneficial Owner             ________________________________________________

The undersigned acknowledges that, in the event the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the stock dividend will be payable solely in the form of additional Ordinary Shares.  In such event, each holder of Ordinary Shares as of the Share Record Date will be issued One (1) Ordinary Share for every Ten (10) Ordinary Shares held as of the Share Record Date, notwithstanding the election made hereof.

Name: ___________________________

Signature:_________________________

Dated: ___________________________

THIS H SHARE STOCK DIVIDEND ELECTION FORM MUST BE RECEIVED PRIOR TO 10:00 A.M. ON  JULY 20, 2010 BY THE COMPANY AT: SUN ZHILI, CHINA MASS MEDIA CORP., 6TH FLOOR, TOWER B, CORPORATE SQUARE, 35 FINANCE STREET, XICHENG DISTRICT, BEIJING 100033, PEOPLE’S REPUBLIC OF CHINA.

DEPOSITARY NOTICE OF HK SHARE STOCK DIVIDEND ELECTION

FOR

CHINA MASS MEDIA CORP.

TO THE HOLDERS AND BENEFICIAL OWNERS OF
AMERICAN DEPOSITARY SHARES (“ADS(s)”)
REPRESENTING THE DEPOSITED SECURITIES OF CHINA MASS MEDIA CORP.
(formerly known as “China Mass Media International Advertising Corp.”)

COMPANY:	China Mass Media Corp. (formerly known as “China Mass Media International Advertising Corp.”), an exempted company with limited liability incorporated under the laws of the Cayman Islands
DEPOSITARY:	CITIBANK, N.A.
DEPOSIT AGREEMENT:
Deposit Agreement, dated as of August 4, 2008, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder. All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement

DEPOSITED SECURITIES:	Ordinary Shares, par value $0.001 per share, of the Company (“Ordinary Shares”)
ADS CUSIP NO:	169418100
ADS RATIO:	Thirty (30) Ordinary Shares to 1 ADS
ADS RECORD DATE:	June 16, 2010
ADS ELECTION DEADLINE:	July 14, 2010, 5:00 PM (NY time)

The Company has informed the Depositary that the Company has proposed the payment of a special dividend (the “Special Dividend”) of 71,637,500 Ordinary Shares of the Company for the financial year ended December 31, 2009, payable to holders of the Company’s Ordinary Shares as of June 16, 2010 (the “Share Record Date”).  Each holder of the Company’s Ordinary Shares as of the Share Record Date will be entitled to receive one (1) Ordinary Share for every ten (10) of the Company’s Ordinary Shares held as of the Share Record Date, upon the terms summarized below.  No fractional Ordinary Shares will be issued by the Company.  Any fractional entitlement will be rounded down to the nearest whole number of Ordinary Shares.  A copy of the Company’s Notice of HK Share Stock Dividend is enclosed herewith as Attachment I.

The Company has applied for the listing of its Ordinary Shares as  “HK Shares” (the “HK Shares”) on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).  There can  be no assurances that the Company will be able to achieve a successful listing of the HK Shares on the Hong Kong Stock Exchange.

In the event the HK Shares are listed on the Hong Kong Stock Exchange on or prior to December 31, 2010, the Special Dividend will be payable, at the (irrevocable) election of each holder of Ordinary Shares as of the Share Record Date in the form of HK Shares, or if such holder does not so elect to receive HK Shares, net cash proceeds from the sale of such HK Shares on the Hong Kong Stock Exchange.  Holders of the Company’s Ordinary Shares who do not timely elect to receive HK Shares will be deemed to have appointed the broker to be designated by the Company for such purpose (the “HK Broker”) as their agent for the sale of the applicable HK Shares and will receive the net cash proceeds from the sale by the HK Broker through the Hong Kong Stock Exchange of the applicable HK Shares.  The Company has informed the Depositary that no withholding tax will apply to the Special Dividend or the sale of the HK Shares under the laws of the Cayman Islands, Hong Kong or The People’s Republic of China. There can be no assurances that the HK Broker will be able sell the HK Shares on the Hong Kong Stock Exchange in a timely manner or on commercially reasonable terms.

Please note that, in the event the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to December 31, 2010 (the “Non-Listing Event”), the Company will issue to the holders of the Company’s Ordinary Shares additional Ordinary Shares instead of HK Shares.   Upon the occurrence of a Non-Listing Event, each holder of the Company’s Ordinary Shares as of the Share Record Date would be entitled to receive, in lieu of the HK Share(s), one (1) Ordinary Share for every ten (10) Ordinary Shares held as of the Share Record Date, notwithstanding any prior election made.

ADS Holders

The Company has requested that the Depositary make the Special Dividend available to Holders and Beneficial Owners of ADSs as of the ADS Record Date.  As a result, Holders and Beneficial Owners of ADSs as of the ADS Record Date will be given the opportunity to elect, prior to the ADS Election Deadline, to receive HK Shares in Hong Kong in respect of the ADSs they hold as of the ADS Record Date.  Each Holder of the ADSs as of the Share Record Date will be entitled to elect, prior to the ADS Election Deadline, to receive (unless a Non-Listing Event occurs) three (3) HK Shares for each ADS held as of the Share Record Date (the “HK Share ADS Entitlement”), or if the Holder does not so elect to receive HK Share ADS Entitlements in Hong Kong, the net cash proceeds from the sale by the HK Broker through the Hong Kong Stock Exchange of the applicable HK Share ADS Entitlements.  No fractional HK Shares will be issued by the Company, instead fractional HK Share ADS Entitlements will be rounded down.  In connection with the distribution of the HK Share ADS Entitlements or the cash proceeds from the sale of the HK Share ADS Entitlements, a Depositary fee of US$0.02 per ADS held as of the ADS Record Date will be charged to all Holders of ADSs as of the ADS Record Date (whether or not an ADS Holder elects to receive the HK Share ADS Entitlements in Hong Kong).

In order to elect to receive HK Share ADS Entitlements in Hong Kong, Holders of ADSs will need to deliver a duly completed and signed HK Share Stock Dividend Election Form to the Depositary to be received by the Depositary prior to the ADS Election Deadline.  A copy of the HK Share Stock Dividend Election Form is enclosed herewith as Attachment III.  No partial or revocable elections may be made. No delivery of HK Shares will be made by the Company in the United States.

Holders of ADSs who do not timely elect to receive HK Share ADS Entitlements in Hong Kong will be deemed to have appointed the HK Broker as their agent for the sale of the HK Share ADS Entitlements and will be entitled to receive proceeds from the sale by the HK Broker through the Hong Kong Stock Exchange of the applicable HK Share ADS Entitlements (unless a Non-Listing Event occurs).  Upon receipt of net cash proceeds from the sale by the HK Broker of the HK Share ADS Entitlements, the Depositary will cause such proceeds to be converted into US Dollars upon the terms contemplated in the Deposit Agreement and arrange for the net proceeds to be delivered to the applicable ADS Holders (net of applicable fees, taxes and expenses).  There can be no assurances that the HK Broker will be able to sell the HK Share ADS Entitlements through the Hong Kong Stock Exchange or of the terms upon which such sale(s) (if any) would be made by the HK Broker.

ADSs Held in Brokerage or Custodian Accounts

Investors who hold their ADSs in a brokerage or custodian account should coordinate with their respective brokers and custodians to make any election to receive the HK Share ADS Entitlements in Hong Kong through the applicable procedures established by The Depository Trust Company for such purpose.  The deadlines for making the election through a broker or custodian will be different from the deadlines set forth herein.  If you hold your ADSs in a brokerage or custodian account, please check with your broker or custodian on the actions that you may need to take to elect to receive the HK Share ADS Entitlements in Hong Kong.

Non-Listing Event

Please note that, in the event of the occurrence of a Non-Listing Event, the Company will issue to the holders of the Company’s Ordinary Shares additional Ordinary Shares instead of HK Shares.   As a result, upon the occurrence of a Non-Listing Event, Holders of ADSs as of the ADS Record Date will be entitled to receive one (1) ADS for every ten (10) ADSs held as of the ADS Record Date notwithstanding any election made prior to the date thereof. A Depositary fee of US$0.02 per ADS held as of the ADS Record Date will be charged to all Holders of ADSs as of the ADS Record Date whether or not a Non-Listing Event occurs.

US Federal Income Tax Considerations

Attached as Attachment II is a description of US Federal Income Tax considerations prepared by the Company’s counsel in connection with the HK Share Stock Dividend.

___________________________________________

The information contained herein and in any enclosed documents pertaining to the HK Share Stock Dividend has been provided to Citibank, N.A. by the Company.  Citibank, N.A. is forwarding this information solely as Depositary and disclaims any responsibility with respect to the accuracy of such information.  Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the election described herein.

If you have any questions regarding this Depositary Notice of HK Share Stock Dividend Election, please contact Citibank, N.A. at 1-877-248-4237.

Citibank, N.A., as Depositary

June 21, 2010

Attachments

I	Company Notice of HK Share Stock Dividend
II	US Federal Income Tax Considerations
III	HK Share Stock Dividend Election Form

Attachment I

Company Notice

I-1

Attachment II

US Federal Income Tax Considerations

ANY DISCUSSION OF TAX ISSUES SET FORTH IN THIS DEPOSITARY NOTICE OF HK SHARE STOCK DIVIDEND ELECTION WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS DESCRIBED IN THIS DEPOSITARY NOTICE OF HK SHARE STOCK DIVIDEND ELECTION.  SUCH DISCUSSION WAS NOT INTENDED TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON.  EACH INVESTOR SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion describes the material US federal income tax consequences to US Holders (as defined below) of the HK Share Stock Dividend Election.  This summary applies only to US Holders that hold ADSs or will hold HK Shares as capital assets.  This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final US Treasury Regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this Depositary Notice of HK Share Stock Dividend Election and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.  The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations including, but not limited to, persons holding ADSs or HK Shares as part of a straddle, hedging, conversion or integrated transaction and persons that actually or constructively own 10% or more of the voting stock of the Company.

For purposes of this summary, a “US Holder” is a beneficial owner of ADSs or HK Shares that is: (i) an individual citizen or resident of the United States as determined for US federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate that is subject to US federal income tax on its worldwide income; or (iv) a trust if (a) a US court is able to exercise supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a US person for US federal income tax purposes.

ADS AND HK SHARE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR US FEDERAL, STATE AND LOCAL TAX CONSEQUENCES APPLICABLE TO THEM OF THE HK SHARE STOCK DIVIDEND ELECTION, AS WELL AS THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Passive Foreign Investment Company Status

A non-US corporation is considered to be a passive foreign investment company (“PFIC”) for any taxable year if either: (i) at least 75% of its gross income is passive or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.  Based on the composition of its income and the valuation of its assets for the respective taxable years, the Company believes that it was a PFIC for the taxable year ended December 31, 2008 and the taxable year ended December 31, 2009.  In addition, based on the current and projected composition of its income and assets, the Company may be a PFIC for its current taxable year ending December 31, 2010.  The discussions below under “Taxation of HK Share Stock Dividend Election—Hong Kong Stock Exchange Listing” and “Taxation of HK Share Stock Dividend Election—Non-Listing Event” assume that the Company will be a PFIC for its current taxable year ending December 31, 2010.  However, the determination of whether or not the Company is a PFIC is made at the close of the taxable year and, accordingly, there can be no assurance at this time that the Company will or will not be a PFIC for the current taxable year or any future taxable year.

Each US Holder is encouraged to consult its own tax advisor as to the PFIC status of the Company during such US Holder’s holding period for its ADSs and, if applicable, the US federal income tax consequences of the HK Share Stock Dividend Election that would apply if the Company were not considered to be a PFIC during the US Holder’s holding period for its ADSs.  In addition, each US Holder is encouraged to consult its own tax advisor as to any special elections that may apply to mitigate the US federal income tax consequences that may result from the PFIC status of the Company.

Taxation of HK Share Stock Dividend Election – Hong Kong Stock Exchange Listing

The discussion below under “Taxation of HK Share Stock Dividend Election – Hong Kong Stock Exchange Listing” assumes that the HK Shares will be listed on the Hong Kong Stock Exchange on or prior to [December 31,] 2010.

General

Regardless of whether a US Holder elects to receive HK Shares or receives the net proceeds from the sale of the HK Shares to which it is entitled by its agent, HK Broker, as described below, for US federal income tax purposes a US Holder should be treated as having received a tax-free distribution of the HK Shares as a result of the HK Share dividend and, accordingly, a US Holder should not recognize gain or loss on the receipt of the HK Shares.  A US Holder should allocate a portion of its tax basis in its ADSs to the HK Shares received.  The allocation should be made in proportion to the relative fair market values of the US Holder’s ADSs and the HK Shares distributed in respect of such ADSs as of the date of the distribution of the HK Shares.  A US Holder’s holding period in the HK Shares should include the holding period for the ADSs with respect to which the HK Shares were distributed.

US Holder that Receives Cash

A US Holder that receives the net proceeds from the sale of the HK Shares in the HK Share Stock Dividend Election (a “Cash Receiving US Holder”) should be deemed to have first received a tax-free distribution of the HK Shares, as described above, and then to have engaged in a subsequent sale of the HK Shares on the Hong Kong Stock Exchange.  Specifically, a Cash Receiving US Holder would be deemed to appoint HK Broker as its agent for the sale of the HK Shares to which it is entitled.  HK Broker should be treated as having received the distribution of the HK Shares on behalf of the Cash Receiving US Holder and then as having sold such HK Shares on the Hong Kong Stock Exchange for the Cash Receiving US Holder.  A Cash Receiving US Holder should recognize gain or loss on the subsequent sale of the HK Shares on the Hong Kong Stock Exchange equal to the difference between the net proceeds received from the sale (in US dollars) and the Cash Receiving US Holder’s tax basis in the HK Shares sold (in US dollars).  Any such gain or loss should generally be treated as US source income or loss for foreign tax credit purposes.  If a Cash Receiving US Holder receives any foreign currency on the sale of the HK Shares, the Cash Receiving US Holder may recognize US source ordinary income or loss as a result of currency fluctuations between the date of the sale of HK Shares and the date the sale proceeds are converted into US dollars.

The treatment of any gain or loss recognized by a Cash Receiving US Holder will depend on whether the Cash Receiving US Holder has in effect a valid mark-to-market election with respect to the HK Shares (a “Mark-to-Market Cash Receiving US Holder”).  A Cash Receiving US Holder will be a Mark-to-Market Cash Receiving US Holder if: (i) the Cash Receiving US Holder has made a valid mark-to-market election for the ADSs with respect to which the HK Shares were distributed and (ii) the HK Shares are “marketable” for the purposes of the PFIC rules, as discussed below under “Ownership of HK Shares—Passive Foreign Investment Company”.  A Mark-to-Market Cash Receiving US Holder should recognize ordinary income with respect to any gain recognized on the sale of the HK Shares.  In addition, ordinary loss treatment should apply to any loss recognized on the HK Shares, to the extent that the loss does not exceed the amount of net mark-to-market gain the Mark-to-Market Cash Receiving US Holder would be treated as having included in income with respect to the HK Shares in prior taxable years.  Any remaining loss should be treated as capital loss.  The deductibility of capital losses is subject to limitations.

If a Cash Receiving US Holder is not a Mark-to-Market Cash Receiving US Holder, any gain recognized on the sale of the HK Shares should be treated as follows: (i) the gain should be allocated ratably over the holding period for the HK Shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, should be treated as ordinary income and (iii) the amount allocated to each other year should be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax should be imposed on the resulting tax attributable to each such year.  The tax liability for amounts allocated to years prior to the taxable year of the sale cannot be offset by any net operating losses for such year, and gains (but not losses) realized on the sale of the HK Shares should not be treated as capital, even if a US Holder holds the HK Shares as capital assets.  If such a Cash Receiving US Holder recognizes loss on the sale of the HK Shares, the loss should be treated as a capital loss. The deductibility of capital losses is subject to limitations.

Please see the Company’s “Annual Report on Form 20-F,” filed with the US Securities Exchange Commission (the “SEC”) at http://www.sec.gov for a discussion of the application of the mark-to-market rules to the Company’s ADSs.  In addition, as noted below under “Ownership of HK Shares – Passive Foreign Investment Company,” there can be no assurance that the HK Shares will be considered marketable for the purpose of the discussion above, although if the HK Shares were not considered marketable for this purpose, a Cash Receiving US Holder that has made a valid mark-to-market election with respect to its ADSs may avoid some of the unfavorable US federal income tax consequences described above with respect to its sale of PFIC stock.

Information Reporting and Backup Withholding

US Holders may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28% with respect to the receipt of cash.  Backup withholding generally will not apply, however, to a US Holder that is a corporation or a US Holder who furnishes or has furnished a correct taxpayer identification number and makes or has made any other required certification or if a US Holder is otherwise exempt from backup withholding.  US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information in a timely manner.

Taxation of HK Share Stock Dividend Election – Non-Listing Event

In the event that the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to [December 31,] 2010, a US Holder holding ADSs will receive additional ADSs from the depositary. Such a US Holder should be treated as having received a tax-free distribution of the ADSs and, accordingly, a US Holder should not recognize gain or loss on the receipt of the ADSs.  A US Holder should allocate a portion of its tax basis in its ADSs to the ADSs received.  The allocation should be made in proportion to the relative fair market values of the ADSs previously held as of the date of the distribution of the ADSs.  A US Holder’s holding period in the ADSs should include the holding period for the ADSs previously held.

Ownership of HK Shares

The following summary describes certain material US federal income tax consequences of the ownership and disposition of the HK Shares.  For a more complete description of certain of the tax consequences of owning ADSs or HK Shares, including any applicable People’s Republic of China tax consequences, please see the Company’s “Annual Report on Form 20-F,” filed with the SEC at http://www.sec.gov.

Taxation of Dividends and Other Distributions on the HK Shares

Subject to the PFIC rules discussed below, the gross amount of the Company’s distributions to a US Holder with respect to the HK Shares generally will be included in gross income as dividend income on the date of actual or constructive receipt by the US Holder.  The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other US corporations, and are not expected to be eligible for the reduced rates of tax on “qualified dividend income” received by non-corporate US Holders.

Dividends will constitute foreign source income for US foreign tax credit limitation purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends distributed by the Company with respect to HK Shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.”

If dividends are paid in Hong Kong dollars, the gross amount of distributions paid will be included by a US Holder in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into US dollars on such date.  If the Hong Kong dollars are converted into US dollars on the date of the payment, a US Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Hong Kong dollars.  If, instead, the Hong Kong dollars are converted at a later date, any foreign currency gain or loss resulting from the conversion of the Hong Kong dollars will be treated as US source ordinary income or loss.

Taxation of Disposition of HK Shares

Subject to the PFIC rules discussed below, a US Holder will recognize capital gain or loss on any sale, exchange or other taxable disposition of an HK Share equal to the difference between the amount realized (in US dollars) for the HK Share and the US Holder’s tax basis (in US dollars) in the HK Share.  A US Holder’s initial tax basis in its HK Shares will be determined as described above under “Taxation of HK Share Stock Dividend Election—Hong Kong Stock Exchange Listing—General.” A non-corporate US Holder that has held the HK Share for more than one year may be eligible for reduced tax rates.  The deductibility of capital losses is subject to limitations.  Any such gain or loss that a US Holder recognizes will generally be treated as US source income or loss for foreign tax credit limitation purposes.  If a US Holder receives any foreign currency on the sale of the HK Shares, the US Holder may recognize US source ordinary income or loss as a result of currency fluctuations between the date of the sale of HK Shares and the date the sale proceeds are converted into US dollars.

Passive Foreign Investment Company

The Company must make a separate determination each year as to whether it is a PFIC.  As noted above, the Company believes that it was a PFIC for its taxable years ended December 31, 2008 and December 31, 2009. In addition, the Company believes that it may be a PFIC for its current taxable year ending December 31, 2010.  However, its actual PFIC status for the current taxable year ending December 31, 2010 will not be determinable until the close of the current taxable year ending December 31, 2010.  In addition, the Company’s PFIC status for the current taxable year and any future taxable year will be based in part on the value of its assets from time to time, including the market value of its ADSs and HK Shares.  As a result, the Company’s PFIC status may change.  If the Company is a PFIC for any year during which a US Holder holds HK Shares, it generally will continue to be treated as a PFIC for all succeeding years during which the US Holder holds the HK Shares.  However, if the Company ceases to be a PFIC, a US Holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the HK Shares.

If the Company is a PFIC for any taxable year during which a US Holder holds HK Shares, the US Holder will be subject to special tax rules with respect to any “excess distribution” and any gain realized from a sale or other disposition (including a pledge) of the HK Shares, unless the US Holder makes a “mark-to-market” election as discussed below.  Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions received by the US Holder during the shorter of the three preceding taxable years or the US Holder’s holding period for the HK Shares will be treated as excess distributions.  Under these special tax rules, an excess distribution or gain will be treated in the same manner as described above under “Taxation of HK Share Stock Dividend Election—Hong Kong Stock Exchange Listing—US Holder that Receives Cash.”

If the Company is a PFIC, to the extent any of its subsidiaries are also PFICs, a US Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by the Company in that proportion which the value of the HK Shares the US Holder owns bears to the value of all of the Company’s outstanding equity, and may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that the US Holder would be deemed to own.  US Holders should consult their tax advisors regarding the application of the PFIC rules to any of the Company’s subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a timely mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above.  If a US Holder makes a mark-to-market election for the HK Shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the HK Shares as of the close of such US Holder’s taxable year over the adjusted tax basis in such HK Shares.  The US Holder is allowed a deduction for the excess, if any, of the adjusted tax basis of the HK Shares over their fair market value as of the close of the taxable year.  However, deductions are allowable only to the extent of any net mark-to-market gains on the HK Shares included in income for prior taxable years.  Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the HK Shares, would be treated as ordinary income.  Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on the HK Shares, as well as to any loss realized on the actual sale or disposition of the HK Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such HK Shares.  The US Holder’s tax basis in the HK Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable US Treasury regulations.  The Company intends that the HK Shares will be listed on the Hong Kong Stock Exchange, which should be treated as a qualified exchange for this purpose.  There can be no assurance that the HK Shares will be successfully listed or regularly traded on the Hong Kong Stock Exchange.  If the HK Shares are regularly traded on the Hong Kong Stock Exchange, a US Holder would be able to make a mark-to-market election with respect to the HK Shares.  However, because a mark-to-market election cannot be made for equity interests in lower-tier PFICs of the Company, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as equity interest in a PFIC for US federal income tax purposes.  US Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If a US Holder owns HK Shares during any year in which the Company is a PFIC, the US Holder must file US Internal Revenue Service Form 8621 regarding distributions received on the HK Shares, any gain realized on the HK Shares, and any “reportable election” (including the mark-to-market election described above).  In addition, under recently enacted legislation, each US shareholder of a PFIC is required to file such annual information as may be specified by the US Treasury Department.  US Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the HK Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the HK Shares and proceeds from the sale, exchange or redemption of the HK Shares may be subject to information reporting to the US Internal Revenue Service and possible US backup withholding at a current rate of 28%.  See discussion above under “Taxation of HK Share Stock Dividend Election—Hong Kong Stock Exchange Listing—Information Reporting and Backup Withholding” for further discussion of the backup withholding rules.

Recent Legislative Developments

Newly enacted legislation requires certain non-corporate US Holders to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals that hold certain foreign financial assets (which may include the HK Shares) to report information relating to such assets, subject to certain exceptions.  US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the HK Shares.

Attachment III

HK Share Stock Dividend Election Form

China Mass Media Corp. (the “Company”)
Dear Sirs:

Reference is made to Deposit Agreement, dated as of August 4, 2008 (the “Deposit Agreement”), by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of ADSs issued thereunder.  All capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Deposit Agreement.

The undersigned, being a registered Holder of American Depositary Shares (“ADSs”) as of June 16, 2010 (the “ADS Record Date”) hereby acknowledges receipt of the Depositary Notice of HK Share Stock Dividend Election, dated June 21, 2010, and the Company Notice enclosed therewith, and hereby irrevocably elects to receive the HK Shares to be distributed by the Company in Hong Kong in respect of the Company’s Shares represented by all of the Holders’ ADSs held as of the ADS Record Date (the “HK Share Dividend Election”).

For purposes of the HK Share Dividend Election, the undersigned irrevocable instructs the Depositary to make the requisite arrangements with the Company for the delivery of all applicable HK Shares to the following brokerage or custodian account in Hong Kong:

Broker/Custodian Name                                   ________________________________________________
BIC Code                                                          ________________________________________________
Account No. at Broker/Custodian                     ________________________________________________
Contact Name of Broker/Custodian                  ________________________________________________
Contact Number of Broker/Custodian              ________________________________________________
Contact E-Mail of Broker/Custodian                ________________________________________________
Account Number of Beneficial Owner             ________________________________________________

The undersigned acknowledges that, in the event the HK Shares are not listed on the Hong Kong Stock Exchange on or prior to December 31, 2010 (the “Non-Listing Event”), the Company will issue to the holders of the Company’s Ordinary Shares additional Ordinary Shares instead of HK Shares, and that, as a result, upon the occurrence of a Non-Listing Event, Holders of ADSs as of the ADS Record Date will be entitled to receive one (1) new ADS(s) for every ten (10) ADSs held as of the ADS Record Date notwithstanding any HK Share Dividend Election made prior to the date thereof.

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SIGNATURE(S)

Date:  _______________________________    Area Code and Telephone No.: _______________________
Signature(s): ______________________________________________________________________________
(Must be signed by record owner(s) of ADSs, exactly as name(s) appear(s) (i) on the applicable account statement for ADSs that are not certificated, or (ii) on the ADR(s) for ADSs that are certificated.  If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the capacity of the person signing should also be indicated.)
Name(s):__________________________________________________
Tax ID Number:____________________________________________
Capacity (full  title):_________________________________________
Email: ____________________________________________________

MEDALLION GUARANTEE

The signature(s) on this HK Share Stock Dividend Election Form must be guaranteed (Guarantee of Signature) by an Eligible Guarantor Institution that is a member in good standing of a recognized Medallion Signature Guarantee Program approved by The Securities Transfer Association, Inc.

Note:  Signature(s) must be stamped with a Medallion Signature Guarantee by a qualified financial institution, such as a commercial bank, savings bank, savings and loan institution, U.S. stock broker and security dealer, or credit union, that is participating in an approved Medallion Signature Guarantee Program.  (A NOTARY SEAL IS NOT ACCEPTABLE)

Medallion Guarantee Stamp (Notary Public Is not Acceptable)

THIS HK SHARE STOCK DIVIDEND ELECTION FORM MUST BE DELIVERED
PRIOR TO 5:00 P.M. (NY TIME) ON JULY 14, 2010 TO

BY MAIL:	BY CERTIFIED/ REGISTERED MAIL:	BY OVERNIGHT COURIER:
Citibank, N.A. 250 Royall Street Canton, MA 02021 Attn: CMMC	Citibank, N.A. 250 Royall Street Canton, MA 02021 Attn: CMMC	Citibank, N.A. 250 Royall Street Canton, MA 02021 Attn: CMMC

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SENT BY FACSIMILE TRANSMISSION TO (201) 222-4593

PLEASE NOTE THAT YOU MUST COMPLETE A FORM FOR EACH ACCOUNT IN WHICH YOU OWN ADSs AND FOR WHICH YOU WISH TO RECEIVE HK SHARES IN HONG KONG.

Please further note the following:

IF YOU HAVE ANY QUESTIONS, OR WANT TO CONFIRM RECEIPT OF THE FACSIMILE       TRANSMISSION, PLEASE CALL (201) 222-4113

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CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: June 23, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer